SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

NeuroBo Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R206
(CUSIP Number)

Dong-A ST Co., Ltd.
64 Cheonho-daero,
Dongdaemun-gu, Seoul, Korea
Attn.: Hyung Heon Kim
Telephone: 82-2-920-8111

Copies to:

Matthew Berger
Michael Brandt
Willkie Farr & Gallagher LLP
1801 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 887-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64132R206

1.	Names of Reporting Persons (S.S. or I.R.S. Identification No. of Above Person) Dong-A ST Co., Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 96,020[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 96,020[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,020[1]
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 2.4%[2]
14.	Type of Reporting Person (See Instructions) CO

1 This number does not reflect (i) 12,333,333 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (defined below), or (ii) 10,000,000 shares of Common Stock for which the Purchaser Warrants (defined below) are exercisable, in each case subject to obtaining the Stockholder Approval (defined below). See Item 4 of this Schedule 13D for further detail.
2 Based on 4,035,696 shares of Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K, filed with the Commission on November 8, 2022.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”), to amend the Schedule 13D filed on March 11, 2021 (the “Original 13D” and, as amended by Amendment No. 1 filed on August 30, 2021 (“Amendment No. 1”), Amendment No. 2 filed on September 1, 2021 (“Amendment No. 2”), Amendment No. 3 filed on September 16, 2022 (“Amendment No. 3”) and this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D

Item 4.   Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

Issuance of Series A Convertible Preferred Stock and Warrants to Purchase Common Stock

On November 8, 2022, the Reporting Person and the Issuer completed the transactions contemplated by the License Agreement and the Securities Purchase Agreement. The Reporting Person received (i) 2,200 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Convertible Preferred Stock”) as the upfront payment under the License Agreement, and (ii) (A) 1,500 shares of Series A Preferred Stock and (B) Series A and Series B Warrants to purchase an aggregate of 10,000,000 shares of Common Stock (the “Purchaser Warrants”), in each case pursuant to the terms of the Securities Purchase Agreement. The Series A Convertible Preferred Stock and the Purchaser Warrants will not be convertible into, or exchangeable or exercisable for, shares of Common Stock unless and until the Issuer’s stockholders vote to approve the conversion and exercise thereof as required by applicable NASDAQ listing rules (the “Stockholder Approval”). Upon obtaining the Stockholder Approval, the Series A Convertible Preferred Stock will automatically convert into 12,333,333 shares of Common Stock and the Purchaser Warrants will become exercisable for 10,000,000 shares of Common Stock, subject to the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Series A Certificate of Designation”) and the Series A and Series B Warrants, respectively. The foregoing description is qualified in its entirety by the terms and conditions of the Series A Certificate of Designation and the Purchaser Warrants filed as Exhibits 99.1, 99.2 and 99.3 hereto and which are incorporated by reference herein.

Voting Agreement

The Issuer consummated a registered public offering on November 8, 2022  (the “Public Offering”). In connection with the Public Offering,  the Reporting Person and the Issuer entered into a voting agreement (the “Voting Agreement”), pursuant to which the Reporting Person agreed to vote all shares of Common Stock over which the Reporting Person has voting control at such time in favor of any and all proposals and/or resolutions presented by the Issuer to its stockholders to approve the issuance of the underlying shares of Common Stock upon conversion of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Convertible Preferred Stock”) and exercise of the warrants (the “Public Warrants”, together with the Series B Convertible Preferred Stock, the “Public Securities”) issued to investors in the Public Offering. The terms and conditions of the Public Offering and the Public Securities are more fully described in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2022 (Registration Statement No. 333-267482).

The foregoing description of the Voting Agreement is qualified in its entirety by the terms and conditions of the Voting Agreement, which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

Lock-Up Agreement

On November 8, 2022, the Reporting Person and the Issuer entered into a lockup agreement (the “Lock-Up Agreement”), pursuant to which the Reporting Person irrevocably agreed with the Issuer that, from the date thereof until the later of (i) February 6, 2023 and (ii) thirty (30) days following the date the Issuer obtains stockholder approval for the issuance of shares of Common Stock underlying the Public Warrants, the Reporting Person will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Reporting Person or any of its affiliates of any shares of Common Stock or other securities of the Issuer beneficially owned thereby.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, which is filed as Exhibit 99.5 hereto and incorporated by reference herein.

Item 5.      Interest in Securities of the Issuer.

Item 5(a) of this Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 hereof is incorporated by reference into this Item 5(a).

Item 5(e) of this Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Person ceased to beneficially own more than 5% of the Issuer’s Common Stock on November 8, 2022.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 hereof and Exhibits 99.1 – 99.5 of this Amendment No. 4 are incorporated by reference into this Item 6.

Item 7.    Material to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following documents filed as exhibits to this Schedule 13D:

99.1 Certificate of Designation of Preferences, Rights and Limitations, filed with the Delaware Secretary of State on November 4, 2022, with respect to the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 8, 2022)

99.2 Form of Dong-A Series A Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 8, 2022)

99.3 Form of Dong-A Series B Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 8, 2022)

99.4 Voting Agreement (incorporated by reference to Exhibit 10.43 to the Issuer’s Amendment No. 2 to a Registration Statement on Form S-1 filed with the Commission on November 3, 2022)

99.5 Lock-Up Agreement (incorporated by reference to Exhibit 10.44 to the Issuer’s Amendment No. 2 to a Registration Statement on Form S-1 filed with the Commission on November 3, 2022)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2022	DONG-A ST CO., LTD.

	By:	/s/ Min Young Kim
Name: Min Young Kim
Title: Chief Executive Officer